

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

April 12, 2018

Via E-Mail
Michael J. Ulrich
Vice President & Trust Officer
The Bank of New York Mellon Trust Company, N.A., Trustee
919 Congress Avenue
Austin, Texas 78701

    Re: MV Oil Trust
           Form 10-K for the Fiscal Year ended December 31, 2016
           Filed March 14, 2017
           File No. 001-33219

Dear Mr. Ulrich:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                      Sincerely,

                      /s/ Karl Hiller

                      Karl Hiller
                      Branch Chief
                      Office of Natural Resources